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                              August 31, 2021

       Angela Blatteis
       Co-Chief Executive Officer
       TKB Critical Technologies 1
       400 Continental Blvd, Suite 600
       El Segundo, CA 90245

                                                        Re: TKB Critical
Technologies 1
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
19, 2021
                                                            CIK No. 0001860514

       Dear Ms. Blatteis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 14, 2021 letter

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed August 19, 2021

       Summary Financial Data, page 32

   1. Please revise the total amount of stockholder's equity disclosed in note (1) and (2) to your
                                                        Summary Financial Data
table to agree with your June 30, 2021 interim financial
                                                        statements.
 Angela Blatteis
FirstName LastNameAngela
TKB Critical Technologies 1 Blatteis
Comapany
August 31, NameTKB
           2021      Critical Technologies 1
August
Page 2 31, 2021 Page 2
FirstName LastName
Risk Factors
We may issue additional Class A ordinary shares or preference shares..., page
60

2. You state that 189,133,333 shares of Class A ordinary shares will be available for issuance immediately after this offering taking into account the shares reserved for the issuance of outstanding warrants, however such amount does not appear to take into account the 20 million shares associated with this offering. Please revise the filing accordingly.
Capitalization, page 77

3. Please revise note (6) to the capitalization table to reflect the total proceeds of $200 million.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
78

4. You refer to deferred offering costs on page 79 of $441,826, however, such costs per your
         June 30, 2021 balance sheet were $435,266. Please revise as necessary. Management
Conflicts of Interest, page 113

5. We note your revision to prior comment 2 where you provided revised disclosure related to the fiduciary duties of directors and officers. To the extent the founders intend for this company to be the first in a series of special purpose acquisition companies, please expand your disclosure here, and include an additional risk factor, highlighting the future conflicts that may arise from multiple special purpose acquisition companies with affiliated sponsors and management competing for business targets. If the founders do not intend for this company to be the first in a series, please advise.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief, at
(202) 551-3453 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology